UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 34722 / September 30, 2022

In the Matter of:

ACE III Master Fund, L.P.
ACIP Investment Management LLC
ACIP Parallel Fund A, L.P.
ACIP Apex Co-Investment, L.P.
ACOF Investment Management LLC
ACOF IV ATD Co-Invest, L.P.
ACOF Operating Manager II, L.P.
ACOF Operating Manager III, LLC
ACOF Operating Manager IV, LLC
ACOF Operating Manager, L.P.
ADREX Advisor LLC
AEIF Kleen Investor, LLC
AEIF Linden Blocker II LLC
AEPEP II N Strategic Investments, L.P.
AEPEP III N Strategic Co-Invest, L.P.
AF Energy Feeder, L.P.
AF V APR Co-Invest, L.P.
AIREX Advisor LLC
Ambition Holdings, L.P.
American Capital Equity I, LLC
American Capital Equity II, LP
Apollo Poland Real Estate Co-Investment, L.P.
Apollo Real Estate Investment Fund V, L.P.
Apollo Real Estate Management V L.P.
Apollo Real Estate Parallel Fund V-A, L.P.
Apollo Real Estate Parallel Fund V-B, L.P.
Apollo Real Estate Parallel Fund V-C, L.P.
APSecurities Manager LP
AREA EAGLE Co-Invest Management LLC
AREA EAGLE Co-Invest Partnership, L.P.
AREA European Property Enhancement Management, LLC
AREA European Property Enhancement Program, L.P.
AREA UK Co-Invest Real Estate Management L.P.
AREA-C, L.P.
AREA-CAELUS Co-Invest Management, L.P.
AREA-CAELUS Co-Invest, L.P.
AREG AC Makena Holdings LLC

AREG CC II Manager L.P.
AREG CIP 601 W. 29 AIV LP
AREG CIP 601 W. 29 Co-Invest Member LLC
AREG CIP DAQ AIV LP
AREG CIP IE Portfolio AIV LP
AREG CIP Needham AIV LP
AREG CIP One South Halsted AIV LP
AREG CIP Portland Industrial AIV LP
AREG CIP RW50 AIV LP
AREG CIP Wellington Bay AIV LP
AREG CV Boston Hotel Co-Investor LLC
AREG ELI Co-Invest Vehicle, L.P.
AREG Iberian Residential Co-Invest Vehicle SCSp
AREG Kennedy Co-Invest S.C.A.
AREG Klondike Manager, L.P.
AREG LPKC Partners, L.P.
AREG Makena Management L.P.
AREG Star and Garter Co-Invest Partnership, L.P.
AREG-T European Portfolio, L.P.
AREG-T Manager III, L.P.
AREG-Talisman Fred Supp Partners, L.P.
Ares Alternative Credit Management LLC
Ares Apex Pooling, LLC
Ares Asia Management Ltd
Ares ASIP VII Management, L.P.
Ares Asset-Backed Loan Fund LP
Ares Cactus Operating Manager, L.P.
Ares Capital Corporation
Ares Capital Europe IV (E) Levered
Ares Capital Europe IV (E) Unlevered
Ares Capital Europe IV (G) Levered
Ares Capital Europe IV (G) Unlevered
Ares Capital Europe V (E) Levered
Ares Capital Europe V (E) Unlevered
Ares Capital Europe V (G) Levered
Ares Capital Europe V (G) Unlevered
Ares Capital Europe, L.P.
Ares Capital Management LLC
Ares Capital Management II LLC
Ares Capital Management III LLC
Ares Centre Street Management, L.P.
Ares Centre Street Partnership, L.P.
Ares CIP (V) Management LLC
ARES CIP US Real Estate Opportunity Partners A, L.P.
ARES CIP US Real Estate Opportunity Partners B, L.P
Ares Climate Infrastructure Partners, L.P.

Ares CLO Funding I, L.P.
Ares CLO Funding III LP
Ares CLO Management LLC
Ares CLO Management XXVII, L.P.
Ares CLO Management II, LLC
Ares CLO Management IIIR/IVR, L.P.
Ares CLO Management VIR, L.P.
Ares CLO Management VR, L.P.
Ares CLO Management X, L.P.
Ares CLO Management XI, L.P.
Ares CLO Management XX, L.P.
Ares CLO Management XXI, L.P.
Ares CLO Management XXIX, L.P.
Ares CLO Warehouse 2021-6 Ltd.
Ares CLO Warehouse 2021-8 Ltd.
Ares Commercial Finance LP
Ares Commercial Finance Management, LP
Ares Commercial Real Estate Corporation
Ares Commercial Real Estate Management LLC
Ares Corporate Opportunities Fund Asia, L.P.
Ares Corporate Opportunities Fund II, L.P.
Ares Corporate Opportunities Fund III, L.P.
Ares Corporate Opportunities Fund IV, L.P.
Ares Corporate Opportunities Fund V, L.P.
Ares Corporate Opportunities Fund VI Parallel (Foreign), L.P.
Ares Corporate Opportunities Fund VI Parallel (TE), L.P.
Ares Corporate Opportunities Fund VI, L.P.
Ares Corporate Opportunities Fund, L.P.
Ares Credit Hedge Fund LP
Ares Credit Investment Partnership I (V) L.P.
Ares Credit Investment Partnership II (A), L.P.
Ares Credit Strategies Feeder III UK, L.P.
Ares Credit Strategies Fund I, L.P.
Ares Credit Strategies Fund III, L.P.
Ares Credit Strategies Insurance Dedicated Fund - Series of SALI Multi Series Fund LP
Ares CSF III Investment Management, LLC
Ares CSF IV Management LLC
Ares CSF Operating Manager I, LLC
Ares Customized Credit Fund L.P.
Ares Direct Finance I LP
Ares Direct Investments (AC) LP
Ares Direct Lending Opportunities LLC
Ares Direct Lending Opportunities Offshore LLC
Ares Direct Lending Opportunities Parallel LLC
Ares Diversified Credit Strategies Fund (S), L.P.
Ares Diversified Credit Strategies Fund II (IM), L.P.

Ares Diversified Real Estate Exchange LLC
Ares EHP Co-Invest Holdings, L.P.
Ares EIF Management, LLC
Ares Energy Investors Fund V, L.P.
Ares Energy Opportunities Fund A, L.P.
Ares Energy Opportunities Fund B, L.P.
Ares Energy Opportunities Fund, L.P.
Ares Enhanced Credit Opportunities Investment Management II, LLC
Ares Enhanced Credit Opportunities Master Fund II, LTD.
Ares Enhanced Loan Investment Strategy Advisor IV, L.P.
Ares Enhanced Loan Investment Strategy II, LTD.
Ares Enhanced Loan Investment Strategy III, LTD.
Ares Enhanced Loan Investment Strategy IR, LTD.
Ares Enhanced Loan Management II, L.P.
Ares Enhanced Loan Management III, L.P.
Ares Enhanced Loan Management IR, L.P.
Ares EPIC Co-Invest II, L.P.
Ares EPIC Co-Invest, L.P.
Ares European CLO II B.V.
Ares European CLO IX Designated Activity Company
Ares European CLO VI Designated Activity Company
Ares European CLO VII Designated Activity Company
Ares European CLO VIII Designated Activity Company
Ares European CLO X Designated Activity Company
Ares European CLO XI Designated Activity Company
Ares European CLO XII Designated Activity Company
Ares European CLO XIII Designated Activity Company
Ares European CLO XIV Designated Activity Company
Ares European CLO XV Designated Activity Company
Ares European CLO XVI Designated Activity Company
Ares European Credit Investments I (C), L.P.
Ares European Credit Investments II (G), L.P.
Ares European Credit Investments III (K), L.P.
Ares European Credit Investments IV (A), L.P.
Ares European Credit Investments V (X), L.P.
Ares European Credit Investments VI (N), L.P.
Ares European Credit Investments VII (CP), L.P.
Ares European Credit Investments IX (AF), L.P.
Ares European Credit Strategies Fund II (B), L.P.
Ares European Credit Strategies Fund III (A), L.P.
Ares European Credit Strategies Fund IV (M), L.P.
Ares European Credit Strategies Fund IX (C), L.P.
Ares European Credit Strategies Fund V (G) L.P.
Ares European Credit Strategies Fund VI (B), LP
Ares European Credit Strategies Fund VII (Palo Verde), L.P.
Ares European Credit Strategies Fund X (T), L.P.

Ares European Credit Strategies Fund XI (S), L.P.
Ares European Credit Strategies Fund XII (Z), SCSp RAIF - Sub-Fund 1
Ares European Credit Strategies Fund XII (Z), SCSp RAIF - Sub-Fund 2
Ares European Loan Funding II
Ares European Loan Funding S.L.P.
Ares European Loan Management LLP
Ares European Property Enhancement Parallel Partners III SCSp
Ares European Property Enhancement Partners II, L.P.
Ares European Property Enhancement Partners III SCSp
Ares European Real Estate Fund I (EU), L.P.
Ares European Real Estate Fund I (IF), L.P.
Ares European Real Estate Fund II (EURO), L.P.
Ares European Real Estate Fund II, L.P.
Ares European Real Estate Fund III (EURO), L.P.
Ares European Real Estate Fund III, L.P.
Ares European Real Estate Fund IV (EURO), L.P.
Ares European Real Estate Fund IV, L.P.
Ares European Real Estate Fund V (Dollar) SCSp
Ares European Real Estate Fund V SCSp
Ares European Real Estate Fund VI SCSp
Ares European Real Estate Management I, L.P.
Ares European Real Estate Management II, L.P.
Ares European Real Estate Management III, L.P.
Ares Global Credit Fund S.C.A.
SICAV-RAIF - Ares European Loan Fund (G)
Ares Global Credit Fund S.C.A.
SICAV-RAIF - Ares U.S. Loan Fund (G)
Ares Global High Grade CLO Debt Fund, L.P.
Ares Global Multi-Asset Credit Master Fund, L.P.
Ares Ground Lease Partners, L.P.
Ares HICOF Operating Manager, L.P.
Ares High Income Credit Opportunities Fund II (Master) LP
Ares High Income Credit Opportunities Fund, L.P.
Ares High Yield Strategies Fund IV Management, L.P.
Ares ICOF II Management, LLC
Ares ICOF II Master Fund, L.P.
Ares ICOF III Fund (CAYMAN) LP
Ares ICOF III Fund (Delaware) LP
Ares ICOF III Management LP
Ares IDF Management LLC
Ares IIIR/IVR CLO LTD.
Ares Income Opportunity Fund, L.P.
Ares Industrial Real Estate Exchange LLC
Ares Industrial Real Estate Fund GP LLC
Ares Industrial Real Estate Fund LP
Ares Industrial Real Estate Fund Manager LLC

Ares Industrial Real Estate Income Trust Inc.
Ares Industrial Real Estate Income Trust Inc. - Build-To-Core Industrial Partnership I LP
Ares Industrial Real Estate Income Trust Inc.-Build-To-Core Industrial Partnership II LP
Ares Industrial Real Estate Income Trust Inc.- Build-To-Core Industrial Partnership III LLC
Ares Institutional Credit Fund L.P.
Ares Institutional High Yield Master Fund LP
Ares Institutional Loan Fund, L.P.
Ares Institutional Structured Credit Management, L.P.
Ares Jasper Fund, L.P.
Ares L CLO Ltd.
Ares LI CLO Ltd.
Ares LII CLO Ltd.
Ares LIII CLO Ltd.
Ares LIV CLO Ltd.
Ares LIX CLO Ltd.
Ares Loan Funding I, Ltd.
Ares Loan Trust 2011
Ares Loan Trust 2016
Ares LV CLO Ltd. (fka Ares CLO Warehouse 2018-6)
Ares LVI CLO Ltd.
Ares LVII CLO Ltd.
Ares LVIII CLO Ltd.
Ares LX CLO Ltd.
Ares LXI CLO Ltd.
Ares LXII CLO Ltd.
Ares Management Limited
Ares Management LLC
Ares Management Luxembourg S.a.r.l.
Ares Management UK Limited
Ares Master Employee Co-Invest Program 2015, L.P.
Ares Master Employee Co-Invest Program 2019 Offshore, L.P.
Ares Master Employee Co-Invest Program 2019 Onshore, L.P.
Ares Mezzanine Management LLC
Ares Mezzanine Partners, L.P.
Ares Midway Partners, L.P.
Ares Minerva Co-Invest, L.P.
Ares MSCF V (H) Management LLC
Ares Multi-Asset Credit Strategies Fund LP
Ares Multi-Credit Fund LLC
Ares Multi-Strategy Credit Fund V (H), L.P.
Ares ND Credit Strategies Fund LLC
Ares PA Opportunities Fund, L.P.
Ares Pan-European Logistics Partnership, L.P.
Ares Pathfinder Core Fund (Offshore), L.P.
Ares Pathfinder Core Fund, L.P.
Ares Pathfinder Fund (Offshore), L.P.

Ares Pathfinder Fund, L.P.
Ares PBN Finance Co. LLC
Ares PE Extended Value Fund LP
Ares PG Co-Invest L.P.
Ares Private Account Management I, L.P.
Ares Private Credit Solutions (Cayman), L.P.
Ares Private Credit Solutions (Offshore) II, L.P.
Ares Private Credit Solutions II, L.P.
Ares Private Credit Solutions, L.P.
Ares Private Debt Strategies Fund II, L.P.
Ares Private Markets Fund
Ares Private Opportunities (CP), L.P.
Ares Private Opportunities (NYC), L.P.
Ares Private Opportunities 2020 (C), LP
Ares Real Estate Enhanced Income Fund, L.P.
Ares Real Estate Management Holdings, LLC
Ares Real Estate Income Trust Inc.
Ares Real Estate Secured Income Fund, L.P.
Ares RF Co-Invest (H), L.P.
Ares RF Co-Invest, L.P.
Ares RLG Co-Invest Holdings, L.P.
Ares SCM Co-Invest III, L.P.
Ares Secured Income Master Fund LP
Ares Senior Direct Lending Master Fund Designated Activity Company
Ares Senior Direct Lending Master Fund II Designated Activity Company
Ares Senior Direct Lending Parallel Fund (L) II, L.P.
Ares Senior Direct Lending Parallel Fund (L), L.P.
Ares Senior Direct Lending Parallel Fund (U) B, L.P.
Ares Senior Direct Lending Parallel Fund (U) II, L.P.
Ares Senior Direct Lending Parallel Fund (U), L.P.
Ares Senior Loan Trust
Ares Senior Loan Trust Management L.P.
Ares SDL II Capital Management LLC
Ares SFERS Credit Strategies Fund LLC
Ares Special Opportunities Fund (Offshore), L.P.
Ares Special Opportunities Fund, L.P.
Ares Special Opportunities Fund II (Jersey A) L.P.
Ares Special Opportunities Fund II (Jersey) L.P.
Ares Special Opportunities Fund II (Offshore), L.P.
Ares Special Opportunities Fund II, L.P.
Ares Special Situations Fund III, L.P.
Ares Special Situations Fund IV, L.P.
Ares Sports, Media and Entertainment Finance (Offshore), L.P.
Ares Sports, Media and Entertainment Finance, L.P.
Ares SSG Capital Management (Australia) PTY LTD
Ares SSG Capital Management (Hong Kong) Limited

Ares SSG Capital Management Limited
Ares SSG Capital Management (Mauritius) LTD.
Ares SSG Capital Management (Singapore) PTE. LTD.
Ares SSG Capital Management (Thailand) Limited
Ares SSG Capital Partners VI, L.P.
Ares SSG Excelsior Co-Investment, L.P.
Ares SSG Direct Lending, L.P.
Ares SSG Secured Lending Opportunities III, L.P.
Ares Strategic Income Fund
Ares Strategic Investment Partners IV
Ares Strategic Real Estate Program-HHC, LLC
Ares UK Credit Strategies, L.P.
Ares U.S. CLO Management III LLC – Series A
Ares US Real Estate Development and Redevelopment Fund II, LP
Ares US Real Estate Fund IX, L.P.
Ares US Real Estate Fund VII 892, L.P.
Ares US Real Estate Fund VII, L.P.
Ares US Real Estate Fund VIII, L.P.
Ares US Real Estate Fund X, L.P.
Ares US Real Estate Fund X-A, L.P.
Ares US Real Estate Fund X-B, L.P.
Ares US Real Estate Opportunity Fund III, L.P.
Ares US Real Estate Opportunity Fund, L.P.
Ares US Real Estate Opportunity Management, L.P.
Ares US Real Estate Opportunity Parallel Fund III-A, L.P.
Ares US Real Estate Opportunity Parallel Fund III-B, L.P.
Ares US Real Estate Parallel Fund IX, L.P.
Ares US Real Estate Parallel II Fund IX, L.P.
Ares US Real Estate VII Management, LLC
Ares US Real Estate VIII Management, LLC
Ares VAL Co-Invest Holdings I, L.P.
Ares VAL Co-Invest Holdings II, L.P.
Ares VIR CLO LTD.
Ares VR CLO, LTD.
Ares X CLO LTD.
Ares XI CLO LTD.
Ares XL CLO Ltd
Ares XLI CLO Ltd
Ares XLII CLO Ltd.
Ares XLIII CLO Ltd.
Ares XLIV CLO Ltd.
Ares XLIX CLO Ltd
Ares XLV CLO Ltd.
Ares XLVI CLO LTD
Ares XLVII CLO LTD
Ares XLVIII CLO Ltd.

Ares XX CLO LTD
Ares XXI CLO LTD.
Ares XXIX CLO LTD
Ares XXVII CLO LTD
Ares XXVIIIR CLO Ltd.
Ares XXXIIR CLO Ltd.
Ares XXXIR CLO Ltd.
ARES XXXIV CLO LTD.
Ares XXXIX CLO Ltd.
Ares XXXVII CLO, LTD
Ares XXXVIII CLO, LTD
ASIP Operating Manager IV, LLC
ASOF Delaware Feeder, L.P.
ASOF Direct Investments (A), L.P.
ASOF Investment Management LLC
Ares Insurance Partners, L.P.
Ares Insurance Solutions LLC
Aspida Holdings Ltd.
Aspida Life Re Ltd.
Aspida Holdings LLC
Aspida Re (Bermuda) Ltd.
Aspida Re Services Ltd.
Aspida Risk Advisors, LLC
Aspida Financial Services, LLC
Aspida Life Insurance Company
ASSF Operating Manager III, LLC
ASSF Operating Manager IV, L.P.
BCG BTC III Managing Member LLC
Cal Ares Real Estate Debt Partners, LLC
Chengdu Ares Yuanjing Equity Investment Fund L.P.
Chengdu Ares Yuankang Investment Management Co Ltd
Chimney Tops Loan Fund, LLC
CION Ares Diversified Credit Fund
CION Ares Management, LLC
COLTS 2005-1 LTD.
COLTS 2005-2 LTD.
Columbus Opportunity Fund, L.P.
Crestline Denali Capital LLC
Crestline Denali CLO XIV, Ltd.
Crestline Denali CLO XV, Ltd.
Crestline Denali CLO XVI, Ltd.
Crestline Denali CLO XVII, Ltd.
Denali Capital CLO X, Ltd.
Denali Capital CLO XI, Ltd.
Denali Capital CLO XII, Ltd.
EIF Calypso II Blocker, LLC

EIF Channelview Blocker, LLC
EIF Oregon, LLC
EIF United States Power Fund IV, L.P.
Emporia Preferred Funding III, LTD.
Goldman Sachs Multi-Manager Non-Core Fixed Income Fund
Hush Lux S.a.r.l.
Industrial Property Advisors Sub II LLC
Industrial Property Advisors Sub III LLC
Ivy Hill Asset Management, L.P.
Ivy Hill Investment Holdings, LLC
Ivy Hill Middle Market Credit Fund IV, LTD.
Ivy Hill Middle Market Credit Fund IX, LTD
Ivy Hill Middle Market Credit Fund V, LTD.
Ivy Hill Middle Market Credit Fund VII, LTD.
Ivy Hill Middle Market Credit Fund VIII, LTD.
Ivy Hill Middle Market Credit Fund X, LTD
Ivy Hill Middle Market Credit Fund XII, LTD
Ivy Hill Middle Market Credit Fund XIV, Ltd
Ivy Hill Middle Market Credit Fund XV, Ltd.
Ivy Hill Middle Market Credit Fund XVI, Ltd.
Ivy Hill Middle Market Credit Fund XVII, Ltd.
Ivy Hill Middle Market Credit Fund XIX, Ltd.
Ivy Hill Middle Market Credit Fund XVIII, Ltd.
Ivy Hill Revolver Funding LP
Klondike LLC
Landmark - NYC Fund I, L.P.
Landmark Co-Investment Partners IX, L.P.
Landmark Equity Advisors LLC
Landmark Equity Partners XIII, L.P.
Landmark Equity Partners XIII-A, L.P.
Landmark Equity Partners XIV, L.P.
Landmark Equity Partners XV, L.P.
Landmark Equity Partners XVI Co-Investment Fund, L.P.
Landmark Equity Partners XVI, L.P.
Landmark Equity Partners XVII Co-Investment Fund, L.P.
Landmark Equity Partners XVII, L.P
Landmark Equity Partners XVII-B, L.P.
Landmark Growth Capital Partners, L.P.
Landmark Hudson Partners I, L.P.
Landmark IAM Growth Capital, L.P.
Landmark IAM Real Estate Partnership V, L.P.
Landmark Infrastructure Partners II, L.P.
Landmark Pacific Partners II, L.P.
Landmark Pacific Partners, L.P. – Series A
Landmark Pacific Partners, L.P. – Series B
Landmark Pacific Partners, L.P. – Series C

Landmark Partners LLC
Landmark Partners 1907 Fund I, L.P.
Landmark Partners 1907 Fund II, L.P.
Landmark Partners 1907 Fund III, L.P.
Landmark Partners Insurance Fund Series Interests of the SALI Multi-Series Fund, L.P.
Landmark Private Opportunities (FG) 2021, L.P.
Landmark Realty Advisors LLC
Landmark Real Estate Partners IX Co-Investment Fund, L.P.
Landmark Real Estate Partners IX, L.P.
Landmark Real Estate Partners V, L.P.
Landmark Real Estate Partners VI Offshore, L.P.
Landmark Real Estate Partners VI, L.P.
Landmark Real Estate Partners VII Offshore, L.P.
Landmark Real Estate Partners VII OPERS Co-Investment, L.P.
Landmark Real Estate Partners VII, L.P.
Landmark Real Estate Partners VIII Co-Investment Fund, L.P.
Landmark Real Estate Partners VIII, L.P.
Landmark Real Estate Partners VIII-A, L.P.
Landmark Real Estate Partners VIII-Campbell Co-Investment, L.P.
Landmark Real Estate Partners IX-Campbell Co-Investment, L.P.
Landmark Real Estate Partners VII-IP Co-Investment, L.P.
Landmark Real Estate Partners VI-OPERS Co-Investment, L.P.
Landmark Sing Co-Investment Fund I, L.P.
Landmark Tig Co-Investment Fund I, L.P.
Landmark TX ERS Co-Investment Fund I, L.P.
Landmark TX ERS Co-Investment Fund II, L.P.
Legacy SCM Aggregator, LLC
LWFB Co-Investment Fund I, L.P.
MC European Real Estate Debt Parent LP
MC Investments Parent L.P
NCL III - Outside Opportunities B
NCL Investments II - Outside Opportunities Series A
NCL Investments II - Outside Opportunities Series B
NCL Investments II - PE Series
NCL Investments II - RA Series
NCL Investments II - RE Series
NCL Investments III PE Series
NCL Investments III RA Series
NCL Investments III RE Series
NCL Investments III, L.P. Outside Opportunities Series A
NCL Investments, L.P. - PE Series
NCL Investments, L.P. - RA Series
NCL Investments, L.P. - RE Series
Passero 18, L.P.
Private Debt Strategies Fund III, L.P.
Private Debt Strategies Fund IV, L.P.

Private Debt Strategies Fund V, L.P.
Renaissance Floating Rate Income Fund
SEI Global Master Fund PLC
SEI Institutional Investments Trust - High Yield Bond Fund
SEI Institutional Investments Trust - Opportunistic Income Fund
SEI Institutional Managed Trust - High Yield Bond Fund
SEI Investments Canada Company - U.S. High Yield Bond Fund
Shanghai SSG Investment Management Company Limited
Spring Bridge Partners (Longshore), LP
Spring Bridge Partners (PES) Fund, LP
Spring Bridge Partners, L.P.
SSG Capital Partners I Side Pocket, L.P.
SSG Capital Partners II, L.P.
SSG Capital Partners III, LP
SSG Capital Partners IV SIDECAR, L.P.
SSG Capital Partners IV, L.P.
SSG Capital Partners V SIDECAR, L.P.
SSG Capital Partners V, L.P.
SSG Secured Lending Opportunities I-A, L.P.
SSG Secured Lending Opportunities II, L.P.
Touchstone Credit Opportunities Fund
Towers Watson Focused High Yield Master Fund
United States Power Fund II, L.P.
United States Power Fund III, L.P.
USPF II Institutional Fund, L.P.
Wafra Venture Master Fund I
VEF Group Management, LLC

245 Park Avenue, 44th Floor
New York, NY 10167

812-15368

ORDER UNDER SECTIONS 17(d) and 57(i) OF THE INVESTMENT COMPANY ACT OF 1940 AND RULE 17d-1 UNDER THE ACT

Ares Capital Corporation, et al. filed an application on July 15, 2022, and an amendment to the application on September 1, 2022, requesting an order to amend a prior order under sections 17(d) and 57(i) of the Investment Company Act of 1940 (the "Act") and rule 17d-1 under the Act ("Prior Order"). The Prior Order permitted certain joint transactions otherwise prohibited by sections 17(d) and 57(a)(4) of the Act and rule 17d-1 under the Act. In particular, the Prior Order permitted certain business development companies and closed-end management investment companies (collectively, the "Regulated Funds") to co-invest in portfolio companies with each other and with certain affiliated investment entities.

On September 8, 2022, a notice of the filing of the application was issued (Investment Company Act Release No. 34699). The notice gave interested persons an opportunity to request a hearing and stated that an order disposing of the application would be issued unless a hearing was ordered. No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the application, as amended, that participation by the Regulated Funds in the proposed transactions is consistent with the provisions, policies and purposes of the Act and is on a basis no less advantageous than that of other participants.

Accordingly,

IT IS ORDERED, under sections 17(d) and 57(i) of the Act and rule 17d-1 under the Act, that the relief requested by Ares Capital Corporation, et al. (File No. 812-15368) is granted, effective immediately, subject to the conditions contained in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.

J. Matthew DeLesDernier
Deputy Secretary